December 14, 2015

VIA EDGAR

Mr. Ethan Horowitz
Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re:	Harvest Operations Corp.
Form 20-F for the Fiscal Year Ended December 31, 2014
Filed May 1, 2015
File No. 333-121620

Dear Mr. Horowitz:

On behalf of Harvest Operations Corp. (the “Company”), reference is made to the letter dated November 16, 2015 (the “Comment Letter”) from the staff of the United States Securities and Exchange Commission (the “Staff”) regarding the Company’s Form 20-F for the Fiscal Year Ended December 31, 2014, filed May 1, 2015 with the United States Securities and Exchange Commission (the “Commission”). The following is the Company’s response to the Comment Letter. The Company’s response to the Comment Letter is numbered to correspond to the Staff’s comments as numbered in the Comment Letter. For your convenience, the Staff’s comments contained in the Comment Letter have been restated below in their entirety in bold, with the Company’s responses thereto set forth immediately under such comments.

Form 20-F for Fiscal Year Ended December 31, 2014

Information on the Company, page 19

Reserves and Other Oil and Gas Information, page 27

Undeveloped Reserves, page 30

1.

We note your response to prior comment 2. Disclosure relating to the conversion of proved undeveloped reserves is specifically required by Item 1203(b) of Regulation S-K. Please expand your disclosure to provide the changes that occurred during the year in the net quantities of proved undeveloped reserves. Your revised disclosure should separately identify and quantify each factor that resulted in a change to your proved undeveloped reserves so that the change between periods is fully explained.

Response:

The Company acknowledges the comments from SEC Staff and confirms that it will ensure the disclosure relating to conversion of proved undeveloped reserves will be provided in net quantities (net of royalties) to meet the disclosure requirements of item 1204 (b) of regulation S-K. The Company acknowledges the comments from SEC Staff on disclosing the factors that result in changes to our proved undeveloped reserves between the two year end periods. Below is the sample disclosure the Company would have made to address SEC Staff’s concern:

The greatest changes to the proved undeveloped reserves (PUD) category between prior and current year end come from discoveries and extensions, primarily relating to the Deep Basin area of Alberta which is primarily gas and the Red Earth area of Alberta which is primarily oil. Both of these prospects are developed using long horizontal wells with multi-stage fracturing.

The PUD conversions (moved from undeveloped to developed) are also mostly in these same two areas since that is where we were actively drilling and converting our PUDs to Proved Developed.

Revisions also primarily occurred in these same two fields. Subsequent year revisions such as these typically occur as a result of drilling activity over the year end (winter drilling) means production data is not well established before year end bookings take place and reserves then tend to get revised the following year when production history has been established.

Other revisions are also a result of product price changes, mostly related to the BlackGold bitumen property.

Please see “Undeveloped Reserves Expanded Disclosure” table below to explain how each factor changed by product type to result in the overall change noted in our original disclosure:

	Proved Undeveloped Reserves (MMBOE)	Proved Developed Reserves (MMBOE)	Total Proved Reserves (MMBOE)
As at December 31, 2013	106.3	96.2	202.5
Revisions and improved recovery	(2.7)	5.1	2.4
Discoveries and extensions	6.9	1.7	8.6
Sales and purchases	(1.1)	(10.1)	(11.2)
Production	-	(14.6)	(14.6)
Moved from undeveloped to developed	(3.4)	3.4	-
As at December 31, 2014	106.0	81.7	187.7

Note: Table excludes Deep Basin Partnership.

Undeveloped Reserves Expanded Disclosure:

	Crude Oil MMbbls	NGL's MMbbls	Gas Bcf	Equivalent MMBoe	Bitumen MMbbls	Proved Undeveloped Reserves MMBOE
Opening Balance Dec 31, 2013	7.3	2.3	52.4	18.3	88.1	106.3
Revisions and improved recovery (incl. infill drilling & improved recovery)	0.5	0.1	2.2	1.0	(3.7)	(2.7)
Discoveries and extensions	2.5	0.9	20.9	6.9	0.0	6.9
Sales and purchases	(0.1)	(0.3)	(4.4)	(1.1)	0.0	(1.1)
Production	0.0	0.0	0.0	0.0	0.0	0.0
Moved from undeveloped to developed	(1.6)	(0.5)	(7.5)	(3.4)	0.0	(3.4)
Closing Balance Dec 31, 2014	8.6	2.4	63.6	21.6	84.4	106.0

Note: Tables excludes Deep Basin Partnership.

Production Volumes, page 32

2.

We note your response to our prior comment 4 and the illustrations provided relating to the annual production and the production for each field you propose to include in your future filings. We also note your proposed disclosure does not provide the net quantities of such production (e.g., net of royalties). Please explain why you believe limiting the disclosure of your production to the gross quantities (e.g., before royalties) is consistent with the presentation requirements pursuant to Item 1204(a) of Regulation S-K.

Response:

In its prior 20-F filings, the Company has disclosed gross quantities to be consistent with our presentation of revenues (before deduction of royalties) under International Financial Reporting Standards. However, the Company acknowledges the comments from SEC Staff and confirms that it will ensure in its future filings to include the disclosure of both gross and net quantities (net of royalties) to meet the disclosure requirements of item 1204 (a) of Regulation S-K.

The Company hereby acknowledges to the Commission that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not exclude the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your consideration. If you have any further questions or comments, please contact me at (403) 268-6595.

Sincerely,

/s/ Sungki Lee
Sungki Lee
Chief Financial Officer